Gary R. Henrie

Attorney at Law
8275 S. Eastern Ave., Suite 200	Telephone: 702-616-3093
Las Vegas, NV 89123	Facsimile: 435-753-1775
E-mail: grhlaw@comcast.net
November 9, 2005
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 0510
Washington, D.C. 20549-0404
Attn: Jennifer Hardy, Branch Chief

Re:	Stinger Systems, Inc.
Form S-1 filed February 8, 2005
File No. 333-122583
Dear Ms. Hardy:
This letter is in response to your comment letter dated November 7, 2005 regarding the above referenced filing and accompanies Amendment No. 6 to the filing. We have listed each comment and then have indicated how we have responded to the comment. Please reach me at 702-616-3093 if you have any questions.
Risk Factors, page 5
If third party manufacturers....page 6
1.      Please delete the second full paragraph on page 7 beginning “The Company owns all of the molds....” Since mitigating language is not appropriate in risk factor disclosure.
Response: We have updated the prospectus on page 7 by deleting the indicated paragraph.
We may not be able to protect our patent rights, trademarks and other proprietary rights, page 8
2.      We note your disclosure that the inventor of two of your patents has the right to refund the purchase price to you if his stock is not timely registered. Please clarify the specific terms and provisions of this arrangement. Please tell us whether this shareholder can return or require you to repurchase the shares you issued to him. It appears to us that you would be required to reclassify such shares outside of permanent equity based on the requirements of EITF D-98. Please clarify or revise.
Response:      We have updated page 9 to reflect the changes related to the provision of the agreement regarding the patents.

The inventor of two of our patents has the option to revert the shares given to him in consideration of the patents that were purchased by Stinger Systems, Inc. The inventor has modified the agreement to not declare a specific effective date requirement for the registration of the securities. According to EITF D-98, such “...failure to have a registration statement declared effective by the SEC by a designated date” would require the transaction to be classified outside of permanent equity. In this modified agreement, there are no provisions or redemption features that are not solely within the control of the issuer/Company to be classified outside of permanent equity, and therefore, our classification of the securities as an equity transaction is properly recorded in permanent equity.
MD&A – Intangible Assets, page 17
3.      We note the additional disclosures you provided in response to prior comment 10. Please revise the additional disclosures to:
•	Quantify the amount of sales you estimated in year 1;

•	Quantify the annual percentage increase in sales that you estimated in years 2-7; and

•	Disclose the time period that you expect “volume production” to begin.
Response:      We have updated the prospectus on page 18 to reflect the following:
In year 1 of the projection model, management assumed 20,000 sales units starting during the initial volume production of sales in fall 2005, and an established volume of sales during year 2 of 50,000 sales units. The sales units are assumed to increase by 20% in year 3, and 33% in year 4, with years 5 through 7 at a continuous baseline from year 4 with no percentage increase.
4.      We note your response to prior comment 11, however your statement that the transactions with Mr. McNulty were not related appears to be inconsistent with other disclosures and responses. It appears to us the patents you acquired and the debt and license agreement you terminated relate to the similar technology. Please clarify or revise.
Response: The acquisition of the patents and the cancellation of the note payable from Mr. McNulty are mutually exclusive from one another. The purchase of the patents from Mr. McNulty on November 26, 2004 was for the purchase of the patents for the stun gun technology. The stock issued for the cancellation of the note payable from Mr. McNulty on December 31, 2004, was valued at the book value of the note payable, and was related to a note payable for tooling equipment acquired/assumed and expensed at the acquisition of EDT, which was independent from the patent purchase. Therefore, these transactions are valued at different fair market values for the shares.
MD&A – Critical Accounting Policies, page 19
5.      As previously requested in prior comment 12, please disclose and discuss your determination of the allocation of the purchase price when you acquired EDT as a critical accounting policy.
Response:      We have updated the prospectus at page 20 by to reflect the following language.

Purchase Accounting. Our purchase accounting policy is to record any acquisitions in accordance with current accounting pronouncements and allocate the purchase price to the net assets, including any tangible and intangible assets based on their fair values. The Company’s policy is to expense in-process research and development costs at acquisition.
Selling Stockholders, page 33
6.      We note that one of your selling stockholders is identified as Doug Murrell. Please tell us if and how Doug Murrell is related to or affiliated with the accounting firm of Killman, Murrell & Company, P.C. or any of its employees. Please have your auditors explain to us how they have fully considered the requirements of Rules 2-01(b) and 2-01(c)(1) of Regulation S-X.
Response:      Doug Murrell is not related in any way, whatsoever, to the partner in the accounting firm, Killman, Murrell & Company P.C., and the firm confirms compliance with Rules 2-01(b) and 2-01(c)(1) of Regulation S-X. See attached letter from Killman, Murrell & Company P.C.
Very truly yours,
Gary R. Henrie

Killman, Murrell & Company P.C.
Certified Public Accountants

3300 N. A Street, Bldg. 4, Suite 200 Midland, Texas 79705 (432) 686-9381 Fax (432) 684-6722	1931 E. 37th Street, Suite 7 Odessa, Texas 79762 (432) 363-0067 Fax (432) 363-0376	2626 Royal Circle Kingwood, Texas 77339 (281) 359-7224 Fax (281) 359-7112
November 9, 2005
Stinger Systems, Inc.
2701 North Rocky Point Drive, Suite 1130
Tampa, FL 33607
This letter confirms that Doug Murrell is not related in any way, whatsoever, to the partner in our firm named Wayne Murrell. Killman Murrell & Company, P.C. firmly states that they are independent with respect to Stinger Systems, Inc. and are not in violation of Rules 2-01(b) and 2-01(c)(1) of Regulation S-X.
Killman Murrell & Company, P.C.